Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
April 7, 2025	Common Stock, par value $0.001 per share	27,994		(1)

(1) Received in exchange for shares of common stock of PanThera CryoSolutions, Inc. (“PanThera”) pursuant to the acquisition of PanThera by Biolife Solutions Inc (the “Company”). Per the terms of the acquisition, the Company purchased 90% of PanTHERA common shares it did not own for $9.3 million in cash and 241,355 shares of the Company’s Common Stock, par value $.001 per share. The securities are owned directly by the Fund and may be deemed to be indirectly beneficially owned by (i) Casdin, the investment adviser to the Fund, (ii) the GP, the general partner of the Fund, and (iii) Eli Casdin, the managing member of Casdin and the GP.